Filed by Teladoc Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livongo Health, Inc.

Commission File No. 001-38983

Date: August 5, 2020

Teladoc HEALTH

Legal notice

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health's and Livongo's future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health's and Livongo's management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health's or Livongo's respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health's or Livongo's ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health's or Livongo's stock prices; transaction costs; Teladoc Health's ability to achieve the benefits from the proposed transaction; Teladoc Health's ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health's or Livongo's control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health's business model; changes in market conditions and receptivity to Teladoc Health's services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health's abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties' business and general economic conditions; risks regarding Livongo's ability to retain clients and sell additional solutions to new and existing clients; Livongo's ability to attract and enroll new members; the growth and success of Livongo's partners and reseller relationships; Livongo's ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading "Risk Factors" of Teladoc Health's Annual Report and Livongo's Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the "SEC"). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health's website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo's website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term "Teladoc Health" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

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Teladoc. HEALTH Teladoc.. HEALTH Livongo® Creating a new standard in the global delivery, access and experience of healthcare Teladoc Hea lth, the global leader in virtua l care, and Livongo, the leader in technology-enabled patient ca re for chronic disease-have announced a definitive merger agreement to combine the two organizations.Together we will create value across the hea lthcare ecosystem, enabling a more complete level of care for patients and clients and supporting better outcomes across the full spectrum of health. A transformational moment in healthcare Helping people with chronic conditions stay healthier Way to take eootrdof your health! Mlhe I)054ive <:Nnget y04/Yon-. .,.W01'VoQ WCitWW1o1 vour blood pt'OUui'OiJIJ&IJ)'If'IO on Ifact. Keoop II -myJocuMd on hHitly With smart connected devices and persona lized coaching, Livongo provides support for hypertension, weight management,diabetes prevention, and menta l health needs. •••• ''This merger firmly establishes Teladoc Health at the forefront of the next-generation of healthcare. Together with Livongo, we will further transform the healthcare experience from preventive care to the most complex cases, bringing 'whole person' health to consumers and greater value to our clients." Jason Gorevic, CEO,Teladoc Health Learn more about Teladoc Health Contact us Read the announcement

Teladoc. HEALTH Teladoc.. HEALTH Livongo® Creating a new standard in the global delivery, access and experience of healthcare Teladoc Hea lth, the global leader in virtua l care, and Livongo, the leader in technology-enabled patient ca re for chronic disease-have announced a definitive merger agreement to combine the two organizations.Together we will create value across the hea lthcare ecosystem, enabling a more complete level of care for patients a nd clients and supporting better outcomes across the full spectrum of health. A transformational moment in healthcare Enabling a more complete continuum of care MENTAL HEALTH CARE A single comprehensive partner across the full spectrum of health SPECIALTY CARE •• •• ''This merger firmly establishes Teladoc Health at the forefront of the next-generation of healthcare. Together with Livongo, we will further transform the healthcare experience from preventive care to the most complex cases, bringing 'whole person' health to consumers and greater value to our clients." Jason Gorevi c, CEO,Tel adoc Health Learn more about Teladoc Health Contact us Read the announcement

Teladoc. HEALTH Teladoc.. HEALTH Livongo® Creating a new standard in the global delivery, access and experience of healthcare Teladoc Hea lth, the global leader in virtua l care, and Livongo, the leader in technology-enabled patient ca re for chronic disease-have announced a definitive merger agreement to combine the two organizations.Together we will create value across the hea lthcare ecosystem, enabling a more complete level of care for patients a nd clients and supporting better outcomes across the full spectrum of health. A transformational moment in healthcare Delivering the right care at the right time Persona lized, high-quality health support accessible a nytime, anywhere EXPERTS @ THERAPEUTICS ••• • ''This merger firmly establishes Teladoc Health at the forefront of the next-generation of healthcare. Together with Livongo, we will further transform the healthcare experience from preventive care to the most complex cases, bringing 'whole person' health to consumers and greater value to our clients." Jason Gorevi c, CEO,Tel adoc Health Learn more about Teladoc Health Contact us DIGITAL HEALTH COACHES SPECIALISTS Read the announcement

Teladoc HEALTH

Teladoc HEALTH | Livongo

Creating a new standard in the global delivery, access and experience of healthcare

Read the announcement



A transformational moment in healthcare

Teladoc Health, the global leader in virtual care, and Livongo, the leader in technology-enabled patient care for chronic disease—have announced a definitive merger agreement to combine the two organizations. Together we will create value across the healthcare ecosystem, enabling a more complete level of care for patients and clients and supporting better outcomes across the full spectrum of health.

Accelerating consumer behavior change

Combined leadership in consumer-centered virtual healthcare

- **Results-focused engagement science**
- **Consultative consumer marketing expertise**
- **Data-driven targeting and AI-enabled personalization**
- **Intuitive experiences create sustainable behavior change: enrollment, re-use, satisfaction and loyalty**

"This merger firmly establishes Teladoc Health at the forefront of the next-generation of healthcare. Together with Livongo, we will further transform the healthcare experience from preventive care to the most complex cases, bringing 'whole person' health to consumers and greater value to our clients."

Jason Gorevic, CEO, Teladoc Health

Learn more about Teladoc Health

Contact us

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